March 6, 2020

Hong Boom Sim
Chief Executive Officer
Artius Acquisition Inc.
375 Park Avenue, Suite 1400
New York, NY 10152

       Re: Artius Acquisition Inc.
           Draft Registration Statement on Form S-1
           Submitted February 12, 2020
           CIK No. 0001802457

Dear Mr. Sim:

       We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 12, 2020

Principal Shareholders, page 114

1. We note that Artius Acquisition Partners LLC, your sponsor, beneficially owns
       11,500,000 Class B ordinary shares. Please revise to identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities
       Exchange Act of 1934.




       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please
 Hong Boom Sim
Artius Acquisition Inc.
March 6, 2020
Page 2

contact David Link at 202-551-3356 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameHong Boom Sim                          Sincerely,
Comapany NameArtius Acquisition Inc.
                                                         Division of
Corporation Finance
March 6, 2020 Page 2                                     Office of Real Estate
& Construction
FirstName LastName